UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

1839688 ALBERTA ULC

(“Issuer”)

Essar Steel Algoma Inc.

Algoma Holdings B.V.

Essar Tech (Canada) Limited

Cannelton Iron Ore Company

Essar Steel Algoma Inc. USA

Essar Steel Canada Inc.

(“Guarantors”)

(Name of Applicants)

105 West Street
Sault St. Marie
Ontario, Canada
P6A 7B4
Telephone: 1 705-945-2203

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
New Junior Secured Notes due 2020	60% of the Unpaid Principal and Accrued Interest of the Existing Unsecured Notes

Approximate date of proposed issuance:
November 14, 2014

Name and address of agent for service:
C T Corporation System
111 Eighth Avenue
New York, New York 10011

With copies to:

Christian O. Nagler
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY
10022

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

Explanatory Note

As described more fully in Essar Steel Algoma Inc.’s (the “Corporation”) management information circular (the “Circular”), a copy of which is filed as an exhibit to this Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 (this “Application”) and incorporated herein by reference, the Corporation has executed a support agreement with holders (the “Noteholders”) of its 9.875% Senior Notes due 2015 (the “Existing Unsecured Notes”) pursuant to which, upon approval of the Arrangement Resolution (as defined in the circular), holders of the Existing Unsecured Notes will receive (a) a cash payment representing 32.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes and (b) either (i) new junior secured notes (the “New Junior Secured Notes”) of 1839688 Alberta ULC (the “Issuer”) in a principal amount equal to 60% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes, or, at the Corporation’s election, (ii) a cash payment representing 49.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes in lieu of issuing the New Junior Secured Notes. The terms agreed to as of the date of this filing are set forth below. Other terms are being negotiated but will not be more restrictive than the terms for the lowest ranking new senior secured debt and will be set out in the New Junior Secured Notes Indenture (the “Indenture”) which must be in form and substance reasonably acceptable to the consenting holders (except in circumstances where the cash-out election (described below) is made.  Although the terms of the notes including the interest rate and maturity have not been decided, the Applicants are nevertheless making this filing. Once the terms of the notes are known, the Applicants intend to amend this filing including to attach a form of indenture.

Guarantors: The New Junior Secured Notes will be guaranteed by the Corporation, Algoma Holdings B.V., Essar Tech (Canada) Limited, and certain subsidiaries of the Corporation.

Principal Amount: The principal amount of the New Junior Secured Notes shall be equal to 60% of the Unpaid Principal and Accrued Interest of the Existing Unsecured Notes, or approximately $252 million.

Security: The New Junior Secured Notes will be secured by a lien on all of the assets of the Issuer, the Corporation and the Corporations other subsidiaries, including all assets securing the New Senior Secured Debt. The lien will rank immediately junior to the New Senior Secured Debt.

Interest Rate: Interest on the New Junior Secured Notes shall be paid by the issuance of additional New Junior Secured Notes or cash, at the issuer’s option, at 14% per annum. Interest shall be payable and compound quarterly.

Maturity: The New Junior Secured Notes will mature 90 days after the latest maturity of the lowest ranking New Senior Secured Debt, or February 12, 2020.

Call Rights: The New Junior Secured Notes shall be callable in full, but not in part, in accordance with the following call schedule:

(i) 95% of the original principal amount of the New Junior Secured Notes plus 100% of all PIK interest, regardless if capitalized or accrued, since issuance if called between issuance and the first anniversary thereof,

(ii) 100% of the amount then outstanding of the New Junior Secured Notes (including all PIK interest paid to such date) plus 100% of all PIK interest accrued and unpaid from the first anniversary through the second anniversary of the issuance date of the New Junior Secured Notes, and

(iii) thereafter, 110% of the amount then outstanding of the New Junior Secured Notes (including all PIK interest paid to such date) plus 100% of all accrued and unpaid PIK interest.

GENERAL

ITEM 1.                                                GENERAL INFORMATION.

(a)                                 1839688 Alberta ULC (the “Issuer”) is a corporation organized under the laws of Alberta, Canada;

(b)

Guarantor	Jurisdiction	Form
Algoma Holdings B.V.	Netherlands	Corporation
Essar Tech (Canada) Limited	Canada	Corporation
Essar Steel Algoma Inc.	Canada	Corporation
Essar Steel Algoma Inc. USA	Delaware	Corporation
Cannelton Iron Ore Company	Delaware	Corporation
Essar Steel Canada Inc.	Canada	Corporation

ITEM 2.                                                SECURITIES ACT EXEMPTION APPLICABLE.

The Applicants intend to effect a recapitalization (the “Recapitalization”) by way of a plan of arrangement (the “Arrangement”) under Section 192 of the CBCA, as described in the circular, pursuant to which all Existing Unsecured Notes will be cancelled and extinguished and Noteholders will receive from a wholly-owned subsidiary of the Corporation (“Subco”) in exchange for their Existing Unsecured Notes their pro rata share (based on the aggregate principal amount of Existing Unsecured Notes held by a Noteholder) of:

(a)                                 a cash payment representing 32.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement; and

(b) either:

(i) New Junior Secured Notes in a principal amount equal to 60% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement; or, at the Corporation’s election,

(ii) a cash payment representing 49.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement in lieu of issuing the New Junior Secured Notes to the Noteholders.

For the purpose of this Application, (a) and (b) above are referred to as the “Consideration.”

The Junior Secured Notes will be issued under the Indenture to be qualified under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”) by this Application. The Issuer represents that none of the Junior Secured Notes have been issued and covenants that none of the Junior Secured Notes will be issued prior to this Application being declared effective. This Application and the Indenture may be amended prior to such effectiveness including as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission. For more detailed information on the Indenture, see Item 8 of this Application.

The Recapitalization is being effected by the Issuer in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Circular, each of these elements will be satisfied in connection with the issuance of the New Junior Secured Notes.

(a)                                 Exchange of Securities: Pursuant to the Recapitalization, the New Junior Secured Notes and the related guarantees will be issued in exchange for the Existing Unsecured Notes.

(b)                                 Fairness Hearing: A meeting of the debtholders of the Corporation will be held for the purpose of voting on the Arrangement (the “Meeting”). It is expected that, shortly after the Meeting, an application will be made to the Ontario Superior Court of Justice (the “Court”) for a hearing for the purpose of obtaining a final order of the Court approving the Arrangement (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all Debtholders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement to affected securityholders, including the issuance of the Debtholder in exchange for the Existing Unsecured Notes. Any holder of Existing Unsecured Notes or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(c)                                  Court Approval: The Arrangement is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Arrangement to the affected securityholders, including the holders of Existing Unsecured Notes. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

ITEM 3.                                                AFFILIATES.

For purposes of this application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The following table shows the Issuer’s direct and indirect subsidiaries, their jurisdiction of incorporation, the direct owner of the voting stock of each affiliate as of the date of this Application, and the percentage of outstanding voting stock held by each such direct owner as of the date of this Application.

MANAGEMENT AND CONTROL

ITEM 4.                                                DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act), respectively, of the Applicants, as of the date of this Application. The mailing address for each executive officer and director listed below is c/o Essar Algoma Steel Inc., 105 West Street, Sault St. Marie, Ontario, Canada PGA 7B4  (Attn: Legal Department).

Essar Steel Algoma Inc.

FULL NAME	POSITION HELD
OFFICERS
Kalyan Ghosh	Chief Executive Officer
Pramod Shukla	Chief Operating Officer
Rajat Marwah	Chief Financial Officer
Jim Rennie	Vice President, Human Resources
Mark Nogalo	Vice President, Operations
Robert Sandoval	Gen. Counsel & Corp. Secretary
Arun Bakshi	Vice President, Finance & Capital Markets
Navneet Shanker	Vice President, Procurement
DIRECTORS
Jatinder Mehra	Director
Naresh Kothari	Director
Kalyan Ghosh	Director
Kishore Mirchandani	Director

Cannelton Iron Ore Company

FULL NAME	POSITION HELD
OFFICERS
Pramod Shukla	President
DIRECTORS
Pramod Shukla	Director
Rajat Marwah	Director

1839688 Alberta ULC

FULL NAME	POSITION HELD
OFFICERS
Rajat Marwah	Officer
DIRECTORS
Rajat Marwah	Director

Algoma Holdings B.V.

FULL NAME	POSITION HELD
Gunther Axel Reinder Warris	Managing Director A
Intertrust (Netherlands) B.V.	Managing Director B

Essar Tech (Canada) Limited

FULL NAME	POSITION HELD
OFFICERS
Madhu Vulluluri	President and Chief Executive Officer
Susan Fennesey	Secretary

DIRECTORS
Madhu Vulluluri	Director
Sanjay Bhartia	Director

Essar Steel Algoma Inc. USA

FULL NAME	POSITION HELD
OFFICERS
Pramod Shukla	President
Mark Nogalo	Vice President, Operations
Robert Dionisi	Vice President, Commercial
DIRECTORS
Pramod Shukla	Director

Essar Steel Canada Inc.

FULL NAME	POSITION HELD
OFFICERS
Rajat Marwah	Officer
DIRECTORS
Rajat Marwah	Director

ITEM 5.                                                PRINCIPAL OWNERS OF VOTING SECURITIES.

The Issuer:

The following sets forth information as to each person owning 10% or more of the voting securities of the Issuer as the date of this Application:

Name and Complete Mailing Address	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Essar Steel Algoma Inc. 105 West Street Sault St. Marie Ontario, Canada P6A 7B4	100%	100%

UNDERWRITERS

ITEM 6.                                                UNDERWRITERS.

(a)                                 The following sets forth information as to each person who, within three years prior to the date of this application, has acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application.

None.

(b)                             No person is acting as an underwriter for the issuance of the New Junior Secured Notes proposed to be issued under the Indenture.

CAPITAL SECURITIES

ITEM 7.                                                CAPITALIZATION.

The Issuer:

(a)                                 Set forth below is certain information as to each authorized class of securities of the Issuer, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	1

(b)                                 The Issuer is authorized to issue an unlimited number of one class of shares, designated as “Common Shares.” Only one Common Share has been issued, and such share was issued to the Corporation.

INDENTURE SECURITIES

ITEM 8.                ANALYSIS OF INDENTURE PROVISIONS.

The New Junior Secured Notes will be issued under the Indenture to be entered into between Wilmington Trust, National Association (as “Trustee”), Wilmington Trust, National Association, as collateral agent (the “Collateral Agent”), and the Applicants. The following is a general description of certain provisions of the Indenture. The descriptions are qualified in their entirety by reference to the form of Indenture to be filed as an exhibit hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the respective Indenture.

(a)                                 Events of Default; Withholding of Notice

(1)                                 Each of the following is an “Event of Default,” with respect to the New Junior Secured Notes, under the Indenture:

(A)                               default for 30 days in the payment when due of interest on the New Junior Secured Notes;

(B)                               default in the payment of the principal amount of or premium, if any, on any New Junior Secured Note issued under the Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(C)                               failure by the Corporation or any of its Restricted Subsidiaries for 60 days after written notice to the Issuer by the Trustee on behalf of the Holders or by the Holders of at least 30% in aggregate principal amount of the New Junior Secured Notes then outstanding to comply with any of the other covenants in the Indenture or the Collateral Documents (other than those specified in clause (1)  above);

(D)                               default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer, the Restricted Parent Guarantor or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer, the Restricted Parent Guarantor or any of its Restricted Subsidiaries), other than Indebtedness owed to the Issuer, the Restricted Parent Guarantor or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(i)                                     is caused by a failure to pay principal of such Indebtedness at its Stated Maturity after the expiration of any applicable grace period provided in the instrument governing such Indebtedness (a “Payment Default”); or

(ii)                                  results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the aggregate principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$50 million or more;

(E)                                a Holdings Entity, the Issuer, the Restricted Parent Guarantor or a Significant Subsidiary or group of Restricted Subsidiaries that together (as of the latest consolidated financial statements for the Issuer, the Restricted Parent Guarantor and its Restricted Subsidiaries required to be delivered to the Trustee pursuant to the Indenture) would constitute a Significant Subsidiary;

(i)                                     commences a voluntary case or proceeding;

(ii)                                  consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)                               consents to the appointment of a Custodian of it or for substantially all of its property;

(iv)                              makes a general assignment for the benefit of its creditors;

(v)                                 consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it; or

(vi)                              takes any comparable action under any foreign laws relating to insolvency (collectively, the “bankruptcy provisions”);

(F)                                 certain events of bankruptcy or insolvency described in the Indenture with respect to the Corporation, a Holdings Entity, the Issuer, or a Significant Guarantor or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

(G)                               failure by a Holdings Entity, the Issuer, the Restricted Parent Guarantor or any Significant Subsidiary (or group of Restricted Subsidiaries that together (as of the latest consolidated financial statements for the Issuer, the Restricted Parent Guarantor and its Restricted Subsidiaries required to be delivered to the Trustee pursuant to the Indenture) would constitute a Significant Subsidiary)s to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$50 million (net of any amounts covered by insurance or pursuant to which the Corporation or any of its Restricted Subsidiaries are indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(H)                              any Guarantee of the New Junior Secured Notes ceases to be in full force and effect, other than

(i)                                     in accordance with the terms of the Indenture,

(ii) a Guarantor denies or disaffirms its obligations under its Guarantee of the New Junior Secured Notes, other than in accordance with the terms thereof or upon release of such Note Guarantee in accordance with the Indenture or

(iii) in connection with the bankruptcy of a Guarantor, so long as the aggregate assets of such Guarantor and any other Guarantor whose Note Guarantee ceased or ceases to be in full force as a result of a bankruptcy are less than US$50 million.

(I)                                   unless such Liens have been released in accordance with the provisions of the Collateral Documents, Junior Priority Liens with respect to all or substantially all of the Collateral cease to be valid or enforceable, or the Issuer shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Guarantor, the Issuer or the Restricted Parent Guarantor fails to cause such Guarantor to rescind such assertions within 30 days after the Issuer or the Restricted Parent Guarantor has actual knowledge of such assertions (the provisions of this clause (I), together with the defaults relating to the Collateral Documents described in clause (C), the “security default provisions”).

A default under Sections (a)(1)(C), (D) or (G) above will not constitute an Event of Default until the Trustee or the Holders of 30% in principal amount of the outstanding New Junior Secured Notes notify the Issuer of the default and, with respect to Sections (a)(1)(C) and (G) the Issuer does not cure such default within the time specified in Sections (a)(1)(C) and (G), as applicable, after receipt of such notice.

If an Event of Default (other than an Event of Default described in Sections (a)(1)(C) and (F) above with respect to a Holdings Entity, the Issuer or the Restricted Parent Guarantor) occurs and is continuing, the Trustee by notice to the Issuer or the Holders of at least 30% in principal amount of the outstanding New Junior Secured Notes by written notice to the Issuer and the Trustee, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the New Junior Secured Notes to be immediately due and payable.  Upon such a declaration, such principal, premium, accrued and unpaid interest and any Additional Amounts, if any, will be due and payable immediately.

(2) In the event of any Event of Default specified in Section (a)(1)(D) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

(A)                               (i)                                     the Indebtedness that gave rise to such Event of Default shall have been discharged in full; or

(ii)                                  the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(iii)                               if the default that is the basis for such Event of Default has been cured; and

(B)                               (i)                                     the annulment of the acceleration of the New Junior Secured Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(ii)                                  all existing Events of Default, except nonpayment of principal, premium or interest and any Additional Amounts, if any, on the New Junior Secured Notes that became due solely because of the acceleration of the New Junior Secured Notes, have been cured or waived.

(3)                                 If an Event of Default described in Sections (a)(1)(E) and (F) above with respect to a Holdings Entity, the Issuer or the Restricted Parent Guarantor occurs and is continuing, the principal of, premium, if any, accrued and unpaid interest and any Additional Amounts, if any, on all the New Junior Secured Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

(4)                                 (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another Default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for failure to report or failure to deliver a required certificate in connection with another Default that resulted solely because of that Initial Default shall also be cured and (ii) any Default or Event of Default for the failure to comply with certain time restrictions imposed in the Indenture, or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by said provision or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified herein.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Junior Secured Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Junior Secured Notes notice of any continuing Default or Event of Default, except in the case of a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on any New Junior Secured Note, if it determines that withholding notice is in their interest.

All New Junior Secured Notes shall be signed (either manually or by facsimile or portable document format (“PDF”) signature) by any authorized officer of the Issuer. A facsimile or PDF signature on any New Junior Secured Note shall for all purposes of the Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each New Junior Secured Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual, facsimile or PDF) appears on a Note is not an authorized officer at the date of the New Junior Secured Note or at the date of the certification and delivery thereof. The New Junior Secured Notes shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(b)                                 Use of Proceeds

There will be no proceeds from the issuance of the New Junior Secured Notes because the New Junior Secured Notes are being issued in exchange for the Existing Unsecured Notes.

(c)                                  Release of Liens on Collateral

In addition to (and subject to) the terms of any Intercreditor Agreement, the Security Documents and the Indenture will provide that the Liens on the Collateral will be released, by the Trustee or by the Collateral Agent upon instruction from the Trustee, as applicable, the same from such Liens at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(1)                                 in part, as to any property:

(A)                               that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to any Person that is not the Issuer or a Guarantor in a transaction not prohibited by the Indenture at the time of such transfer or disposition, including, without limitation, as a result of certain permitted transactions under the Indenture,

(B)                               if all other Liens on that asset securing the Senior Priority Obligations then secured by that asset (including all commitments thereunder) are released,

(C)                               that is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee, concurrently with the release of such Note Guarantee, or

(D)                               in which a security interest is granted to another Person by the Issuer or any Guarantor pursuant to certain Permitted Liens; provided that, at the request of the Issuer or such Guarantor, the security interest of the Collateral Agent shall be subordinated to such security interest granted to such Person pursuant to such documents as such the Issuer or such Guarantor may reasonably request;

(2)                                 in whole upon

(A)                               payment in full of the principal of, together with accrued and unpaid interest on, and any Additional Amounts payable in respect of the New Junior Secured Notes and all other Obligations under the Indenture, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B)                               satisfaction and discharge of the Indenture as set forth under the Indenture; or

(C)                               a Legal Defeasance or Covenant Defeasance of the Indenture;

(3)                                 with the consent of Holders of the New Junior Secured Notes;

(4)                                 in part, in accordance with the applicable provisions of the Collateral Documents and the Intercreditor Agreement, but subject to any restrictions thereon set forth in the Indenture or the Intercreditor Agreement;

(5)                                 that becomes Excluded Property.

With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture and the Collateral Documents and the Intercreditor Agreement, as applicable, to such release have been met and that it is proper for the Trustee or Collateral Agent to execute and deliver the documents requested by the Issuer in connection with such release, and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer, the Trustee shall, or shall cause the Collateral Agent to, execute, deliver or acknowledge (at the Issuer’s expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents or the Intercreditor Agreement.  Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Collateral Document or in the Intercreditor Agreement to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the New Junior Secured Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Collateral Documents shall be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.

(d)                                 Release of Liens in Respect of New Junior Secured Notes

The Indenture and the Security Documents provide that the Liens upon the Collateral will no longer secure the New Junior Secured Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the holders of the New Junior Secured Notes and such Obligations to the benefits and proceeds of the Liens on the Collateral will terminate and be discharged:

(1)                                 upon satisfaction and discharge of the Indenture;

(2)                                 upon payment in full and discharge of all New Junior Secured Notes outstanding under the Indenture and all Obligations that are then outstanding, due and payable under the Indenture at the time the New Junior Secured Notes are paid in full and discharged;

(3)                                 in whole or in part, with the consent of the holders of the requisite percentage of New Junior Secured Notes in accordance with the provisions of the Indenture; or

(4)                                 by the Collateral Agent in connection with any enforcement of the Liens.

(e)                                  Satisfaction and Discharge

The Indenture and the New Junior Secured Notes will be discharged (and all Liens on the Collateral securing the New Junior Secured Notes will be released) and the Indenture will cease to be of further effect as to all New Junior Secured Notes issued thereunder, when:

(1)                                 either:

(1)                                 all New Junior Secured Notes that have been authenticated and delivered except lost, stolen or destroyed New Junior Secured Notes that have been replaced or paid and Notes for whose payment money has thereto-fore been deposited in trust, have been delivered to the Trustee for cancellation; or

(ii)                                  all the New Junior Secured Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the New Junior Secured Notes, cash in Canadian dollars, non-callable Canadian government securities, or a combination of any of the foregoing, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Junior Secured Notes not delivered to the Trustee for cancellation for principal of, or interest and premium, if any, on, such outstanding New Junior Secured Notes on the Stated Maturity thereof or the applicable redemption date;

(2)                                 the Issuer has deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in dollars or U.S. Government Obligations, or a combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the New Junior Secured Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, interest to the date of deposit (in the case of New Junior Secured Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be, and any Additional Amounts;

(3)                                 no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to the Indenture or the New Junior Secured Notes issued hereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound;

(4)                                 the Issuer has paid or caused to be paid all other sums payable under the Indenture; and

(5)                                 the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of such notes issued hereunder at maturity or the Redemption Date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Liens securing the New Junior Secured Notes upon a satisfaction and discharge in accordance with the provisions described above. Upon request, the Collateral Agent will acknowledge the release of such Liens upon presentation of an officers’ certificate and an opinion of counsel, as provided in the Indenture.

(f)                               Evidence of Compliance with Conditions and Covenants of the Indenture

The Corporation is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default under the Indenture, the Issuer is required to deliver to the Trustee a statement specifying the details of such Default or Event of Default, its status and remedial actions taken by the Issuer.

ITEM 9.                                                OTHER OBLIGORS.

The Issuer’s obligations with respect to the Junior Secured Notes will be guaranteed by each of the following entities:

Algoma Holdings B.V.

Essar Tech (Canada) Limited

Essar Steel Algoma Inc.

Cannelton Iron Ore Company

Essar Steel Algoma Inc. USA

Essar Steel Canada Inc.

The mailing address of the Guarantors is c/o Essar Steel Algoma Inc., 105 West Street, Sault Ste. Marie, Ontario, Canada P6A 7B4 (Attn: Legal Department).

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)                                 Pages numbered 1 to 19, consecutively.

(b)                                 The statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association, as trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)                                  The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of Wilmington Trust, National Association:

Exhibit Number	Document
Exhibit T3A.1**	Articles of Amalgamation of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3A.2**	Articles of Amendment of Essar Steel Algoma Inc.
Exhibit T3A.3**	Articles of Incorporation of 1839688 Alberta ULC
Exhibit T3A.4**	Certificate of Incorporation of Cannelton Iron Ore Company
Exhibit T3A.5	Certificate of Incorporation of Essar Steel Algoma Inc. USA
Exhibit T3A.6	Articles of Association of Algoma Holdings B.V., as amended
Exhibit T3A.7	Certificate of Incorporation of Essar Tech (Canada) Limited
Exhibit T3A.8	Notice of Articles of Essar Tech (Canada) Limited
Exhibit T3B.1**	Bylaws of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3B.2**	Bylaws of 1839688 Alberta ULC
Exhibit T3B.3**	Bylaws of Cannelton Iron Ore Company
Exhibit T3B.4	Bylaws of Essar Steel Algoma Inc. USA
Exhibit T3B.5	Bylaws of Algoma Holdings B.V.
Exhibit T3B.6	Articles of Essar Tech (Canada) Limited
Exhibit T3C	Form of New Junior Secured Notes Indenture
Exhibit T3D	Final Order of the Ontario Superior Court of Justice, Commercial List approving the Arrangement
Exhibit T3E**	Essar Steel Algoma Inc.’s management information circular, dated August 12, 2014
Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association, as Trustee under the Indenture to be qualified

*                                         To be filed by amendment

**                                  Previously filed by the Corporation

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, each of the Applicants below, corporations or limited liability companies, as applicable, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Sault Ste. Marie, Ontario, Canada.

Essar Steel Algoma Inc.
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Kalyan Ghosh
Name:	Anita Casola	Name:	Kalyan Ghosh
		Title:	Chief Executive Officer

Cannelton Iron Ore Company
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Rajat Marwah
Name:	Anita Casola	Name:	Rajat Marwah
		Title:	Authorized Signing Officer

1839688 Alberta ULC
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Rajat Marwah
Name:	Anita Casola	Name:	Rajat Marwah
		Title:	Authorized Signing Officer

Algoma Holdings B.V.
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Intertrust (Netherlands) B.V.
Name:	Anita Casola	Name:	Intertrust (Netherlands) B.V.
		Title:	Authorized Signing Officer

Essar Tech (Canada) Limited
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Susan Fennesey
Name:	Anita Casola	Name:	Susan Fennesey
		Title:	Authorized Signing Officer

Essar Steel Algoma Inc. USA
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Pramod Shukla
Name:	Anita Casola	Name:	Pramod Shukla
		Title:	Authorized Signing Officer

Essar Steel Canada Inc.
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Rajat Marwah
Name:	Anita Casola	Name:	Rajat Marwah
		Title:	Authorized Signing Officer

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1**	Articles of Amalgamation of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3A.2**	Articles of Amendment of Essar Steel Algoma Inc.
Exhibit T3A.3**	Articles of Incorporation of 1839688 Alberta ULC
Exhibit T3A.4**	Certificate of Incorporation of Cannelton Iron Ore Company
Exhibit T3A.5	Certificate of Incorporation of Essar Steel Algoma Inc. USA
Exhibit T3A.6	Articles of Association of Algoma Holdings B.V., as amended
Exhibit T3A.7	Certificate of Incorporation of Essar Tech (Canada) Limited
Exhibit T3A.8	Notice of Articles of Essar Tech (Canada) Limited
Exhibit T3B.1**	Bylaws of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3B.2**	Bylaws of 1839688 Alberta ULC
Exhibit T3B.3**	Bylaws of Cannelton Iron Ore Company
Exhibit T3B.4	Bylaws of Essar Steel Algoma Inc. USA
Exhibit T3B.5	Bylaws of Algoma Holdings B.V.
Exhibit T3B.6	Articles of Essar Tech (Canada) Limited
Exhibit T3C	Form of New Junior Secured Notes Indenture
Exhibit T3D	Final Order of the Ontario Superior Court of Justice, Commercial List approving the Arrangement
Exhibit T3E**	Essar Steel Algoma Inc.’s management information circular, dated August 12, 2014
Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association , as Trustee under the Indenture to be qualified

*              To be filed by amendment

**           Previously filed by the Corporation